UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




FORM 11-K
1  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1998

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from               to

Commission File No:   0-16882

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


THE COMMERCE GROUP, INC. 401(k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


THE COMMERCE GROUP, INC.
211 Main Street
Webster, MA  01570

TABLE OF CONTENTS

                                                                                                                          Page

Report of Independent Auditors..........................................................................        1

Financial Statements:
  Statement of Net Assets Available for Benefits as of December 31, 1998 .............       2
  Statement of Changes in Net Assets Available for Benefits for the Period from
    September 1, 1998 (Date of Inception) through December 31, 1998..................        3
  Notes to Financial Statements..........................................................................        4

Supplemental Schedules as of and for the Period Ended December 31, 1998:
  Line 27a  -  Schedule of Assets Held for Investment Purposes..............................        8
  Line 27d  -  Schedule of Reportable Transactions...............................................        9

Consent of Independent Auditors........................................................................      10

Signatures ......................................................................................................      11

REPORT OF INDEPENDENT AUDITORS

The Benefits Committee
The Commerce Group, Inc.

We have audited the accompanying statement of net assets available for benefits of The Commerce Group, Inc. 401(k) Plan (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the period from September 1, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998, and the changes in net assets available for benefits for the period from September 1, 1998 through December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the period from September 1, 1998 through December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of
1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                       Ernst & Young LLP



Boston, Massachusetts
May 21, 1999

The Commerce Group, Inc. 401 (k) Plan
Statement of Net Assets Available for Benefits
December 31, 1998

                                                        Common                           Common
                                                        Stock of          Mutual        Collective        Contribution
                                                        Employer         Funds           Trust             Receivable
Assets:
  Investments, at fair value
    Merrill Lynch Funds:
        Commerce Group, Inc.
           Common Stock Fund
            (cost:  $72,765)..............      $  84,556                                                $      2,911
        Retirement Preservation
           Trust (cost:  $59,901).....                                              $   59,901                5,119
        Corporate Bond Fund
          (cost:  $124,232)..............                           $123,885                                   8,855
        Capital Fund
           (cost:  $43,220)................                              44,767                                   2,420
        Basic Value Fund
           (cost:  $112,262)..............                            117,424                                   8,190
        Global Allocation
           Fund (cost:  $24,421).........                            23,873                                   1,947
        S & P 500 Index Fund
          (cost:  $76,032)....................                           82,701                                   5,128
    MFS Massachusetts Investors
        Growth Stock Fund
         (cost:  $167,276)...................                         182,462                                 10,939
    GAM International
        Fund (cost:  $119,359)...........                         124,842                                   8,644
    Lord Abbett Developing
        Growth Fund
         (cost:  $170,744)...................                         205,467                                 11,914
  Cash..............................................
  Accrued investment income..........

         Net assets
             available  for benefits..........  $  84,556    $905,421     $   59,901        $  66,067









The accompanying notes are an integral part of these financial statements.

2A

The Commerce Group, Inc. 401 (k) Plan
Statement of Net Assets Available for Benefits
December 31, 1998
(continued)
                                                        Cash and Accured
                                                             Investment
                                                                Incomer                         Total
Assets:
  Investments, at fair value
    Merrill Lynch Funds:
        Commerce Group, Inc.
           Common Stock Fund
            (cost:  $72,765)..............                                               $     87,467
        Retirement Preservation
           Trust (cost:  $59,901).....                                                    659,020
        Corporate Bond Fund
          (cost:  $124,232)..............                                                   132,740
        Capital Fund
           (cost:  $43,220)................                                                    47,187
        Basic Value Fund
           (cost:  $112,262)..............                                                  125,614
        Global Allocation
           Fund (cost:  $24,421).........                                                 25,820
        S & P 500 Index Fund
          (cost:  $76,032)....................                                                 87,829
    MFS Massachusetts Investors
        Growth Stock Fund
         (cost:  $167,276)...................                                               193,401
    GAM International
        Fund (cost:  $119,359)...........                                               133,486
    Lord Abbett Developing
        Growth Fund
         (cost:  $170,744)...................                                               217,381
  Cash..............................................   $     3,692                                3,692
  Accrued investment income..........             204                                   204

         Net assets
             available  for benefits..........  $     3,896                       $1,119,841






The accompanying notes are an integral part of these financial statements.

2B

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Period from September 1, 1998 through December 31, 1998


                                                                                Merrill Lynch Funds
                                                    Commerce
                                                    Group, Inc.         Retirement      Corporate
                                                 Common Stock    Preservation          Bond             Capital
                                                       Fund                   Trust                Fund               Fund

Additions to net assets
  attributed to:
    Dividends........................    $       581           $        677       $          994      $        736
    Net realized investment
       gains (losses).................               15                                                (1)
    Net appreciation
      (depreciation) in fair
       value of investments.......       11,791                                            (347)            1,547
                                                     12,387                     677                  646             2,283
    Participant contributions...       44,360             155,275              81,847           27,295

     Total additions..................       56,747             155,952              82,493          29,578

Deductions  to net assets
  attributed to:
    Benefits paid to
      participants.....................                94                       45                  131

      Net increase before
           transfers......................       56,653             155,907              82,362           29,578

Transfers between funds at
    participants' election, net...          5,440             (95,590)            27,600
Transfers from other plans.....        25,374                4,703              22,778            17,609
      Net increase.....................        87,467              65,020            132,740            47,187

Net assets available for
     benefits at beginning of
     period................................                  0                       0                       0                    0
Net assets available for
    benefits at end of period....    $   87,467       $    65,020      $   132,740      $    47,187



The accompanying notes are an integral part of these financial statements.

3A

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Period from September 1, 1998 through December 31, 1998
(continued)


                                                                         Merrill Lynch Funds
                                                                                                                              MFS
                                                                                                                      Massachusetts
                                                                            Global          S & P 500         Investors
                                               Basic Value       Allocation         Index           Growth Stock
                                                      Fund              Fund               Fund                  Fund

Additions to net assets
  attributed to:
    Dividends.........................       $ 1,587      $       1,944       $      3,060    $       12,855
    Net realized investment
        gains (losses)...............                24                     (2)                   24                     43
    Net appreciation
     (deprecia tion) in fair
     value of  investments.......           5,162               (548)              6,669              15,186
                                                        6,773              1,394               9,753             28,084
    Participant contributions..         85,145            23,677            63,288              98,847

     Total additions.................         91,918           25,071             73,041           126,931

Deductions  to net assets
  attributed to:
    Benefits paid to
       participants..................             238                                          269                     168

      Net increase before
           transfers....................        91,680            25,071             72,772            126,763

Transfers between funds at
    participants' election, net.        15,128                  (40)                288                15,721
Transfers from other plans...        18,806                 789            14,769                50,917
      Net increase...................      125,614           25,820             87,829             193,401

Net assets available for
    benefits at beginning of
    period............................                  0                      0                      0                           0
Net assets available for
    benefits at end of
    period............................    $125,614     $     25,820      $    87,829        $     193,401







The accompanying notes are an integral part of these financial statements.

3B

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Period from September 1, 1998 through December 31, 1998


                                                                       Lord Abbett           Cash
                                                  GAM            Developing         and Accrued
                                            International        Growth              Investment
                                                   Fund                Fund                   Income               Total

Additions to net assets
  attributed to:
    Dividends.......................    $                     $                         $       204        $       22,638
    Net realized investment
       gains (losses)................                 3                    534                                             640
    Net appreciation
      (depreciation) in fair
       value of investments......        5,483               34,723                                        79,666
                                                     5,486               35,257                 204               102,944
    Participant contributions..      92,362            146,679                                       818,775

     Total additions.................     97,848             181,936                 204               921,719

Deductions  to net assets
  attributed to:
    Benefits paid to
       participants....................           141                    278                (292)                 1,072

      Net increase before
           transfers.....................      97,707            181,658                 496              920,647

Transfers between funds at
    participants' election, net..     15,389               16,064                                                 0
Transfers from other plans....     20,390               19,659              3,400              199,194
      Net increase....................   133,486             217,381              3,896           1,119,841

Net assets available for
    benefits at beginning of
    period...............................               0                         0                      0                        0
Net assets available for
    benefits at end of period..  $133,486       $    217,381        $    3,896        $  1,119,841







The accompanying notes are an integral part of these financial statements.

3C

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1998

NOTE A - Description of Plan

1.   General

The Commerce Group, Inc. 401(k) Plan (the "Plan") was adopted by The
Commerce Group, Inc. (the "Company") effective September 1, 1998. It is subject to many of the reporting and disclosure, minimum coverage, vesting, fiduciary responsibility and civil enforcement provisions of the Employee Retirement Income Security Act of 1974. The Plan is a voluntary retirement savings account which allows each participant to direct the investment of their account balances among options which include money market funds and mutual funds, one of which consists entirely of the common stock of the Company.
The Plan may be amended and/or terminated by the Company at any time;
however, no such event may adversely affect the rights of Participants in the Plan with respect to contributions made prior to the date of such event. All administrative expenses of the Plan are paid for by the Company.

2.  Investment Options Available to Plan Participants

The Company has a Trust Agreement with Merrill Lynch Trust Co., FSB ("Merrill Lynch") as Trustee, providing for the management, investment and reinvestment of Plan assets. The investment options available to Plan Participants are as follows:

    a.  Commerce Group, Inc. Common Stock Fund - The fund invests in the common stock of the Company.
    b.  Merrill Lynch Retirement Preservation Trust - Seeks to provide preservation of capital, liquidity and current income levels that are  typically higher than those by money market funds.
    c.  Merrill Lynch Corporate Bond Fund - Seeks a high level of current income and as a secondary objective, the fund seeks capital appreciation.
    d.  Merrill Lynch Capital Fund - Seeks the highest total investment return consistent with prudent risk through a fully managed investment policy in equity, fixed income and convertible securities.
    e.  Merrill Lynch Basic Value Fund - Seeks capital appreciation and secondary income by investing primarily in large cap equities that appear to be undervalued.
    f.  Merrill Lynch Global Allocation Fund - Seeks high total investment return utilizing U.S. and foreign equity, fixed income and money market securities.  The investment approach provides the fund with the opportunity to benefit from anticipated shifts in the relative performance of different types of securities and different markets.
    g. Merrill Lynch S&P 500 Index Fund - The fund is a passive mutual fund which invests in the largest 500 U.S.
        publicly traded companies.
    h. MFS Massachusetts Investors Growth Stock Fund - Seeks long-term growth of capital through companies believed to have better than average long-term growth potential.  Emphasis is placed on high-quality companies with characteristics such as:  strong management, history of consistent long-term earnings growth and market leadership.
    i.  GAM International Fund - Seeks long-term capital appreciation primarily in equity securities in foreign countries, focusing on Canada, the United Kingdom, continental Europe and the Pacific Basin.
    j.  Lord Abbett Developing Growth Fund - Seeks to provide long-term capital appreciation by primarily investing in the stocks of small companies with above average long-term rates, strong management, undervalued assets and companies with exciting prospects.

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 1998

3.  Eligibility

Employees of the Company become eligible to participate in the Plan after (1) three months of service with the Company, and, (2) upon attaining 21 years of age (changed to 18 years of aged effective
December 31, 1998). Employees cease to be eligible to participate in the Plan upon termination of their employment with the Company.

4.  Contributions

Eligible employees may contribute a portion of their pay to the Plan on a tax deferred basis, so that the eligible employee is not taxed on the money they contribute until funds are distributed. Eligible employees are allowed to contribute from 1% up to a maximum of 15% of their covered compensation, subject to annual maximum limits imposed by the Internal Revenue Service. Eligible employees may also contribute up to 100% of their pretax cash bonus which they may be eligible to receive twice yearly or the same percentage as is applied to their regular pay, also subject to a maximum dollar amount on all contributions allowable by the Internal
Revenue Code (the "IRC"). Eligible employees may also make rollover contributions under the Plan from another qualified plan or an individual retirement account.

5.  Vesting

Because participants' account balances consist solely of amounts they have deferred from their own compensation (and the investment income derived therefrom) participating participants are 100% vested in their accounts at all times.

6.  Distributions

Participating employees may withdraw funds from the Plan prior to retirement only in the circumstance of a demonstrated financial hardship. Upon termination of employment for reasons other than death, disability or retirement, former participants may also request an eligible rollover distribution.

7.  Federal Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under
Section 410(a) of the IRC. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

8.  Risks and Uncertainties

The Plan provides for various investment options in registered investment companies. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits.

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 1998


Note B - Significant Accounting Policies

1.  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis. All expenses associated with the administration of the Plan, with the exception of the charge for partial or total distribution from a participating employee's account, are paid directly by the Company and accordingly, are not reflected in the accompanying statements.

2.  Valuation of Investments

The Plan's investments, including the common stock of the Company, are stated at fair value, based on quoted market prices. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at December 31, 1998. The Merrill Lynch Retirement Preservation Trust is valued at cost which approximates fair value.

3.  Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C - Investments

Accumulated unrealized gains at September 1, 1998 and at December
31, 1998 and the net increase in unrealized gains were as follows:

        Unrealized gains at September  1, 1998.......................................      $                0
        Unrealized gains at December 31, 1998........................................               79,666
                Net increase in unrealized gains............................................      $       79,666

The proceeds from sales of investments, the cost of investments sold and net realized investment gains determined on an average cost basis were as follows:

                                                                                           Cost                       Net
                                                               Proceeds                 of                      Realized
                                                                 From               Investments             Investment
                                                                 Sales                  Sold                       Gains

        Common  stock of  employer.........   $        94          $            79             $         15
        Common/Collective trust..............     106,876               106,876                          0
        Mutual funds ...............................         7,478                   6,853                      625
               Total....................................   $114,448          $   113,808             $       640

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 1998


Note D - Year 2000 Compliance (unaudited)

The year 2000 issue exists primarily because most computer programs were originally coded to recognize only the last two digits in the date field. If not addressed and corrected, many systems could fail and produce erroneous results. The impact of this could lead to a material adverse impact upon the Plan. As a result, considerable effort has taken place to assess the impact and determine whether to replace and/or reprogram the systems in order for the systems to distinguish the intended year. The Company subsequently initiated the Century Change project to address all internal/external systems, software, third parties and vendors, including those that impact the Plan, in dealing with year 2000 compliance.

The Century Change project, enlisting both a redeployment of internal resources and additional external consultant resources, involved the development of a formal plan to address the Year 2000 problem and has progressed in accordance with that plan. The Company's plan, which was designed to, and is proceeding so as to, avoid any material adverse business production issues, organized corporate systems into four sub-categories: Data Exchange, AS400 Systems/Programs, PC Applications and PC Based Vendor Purchased Application Software. Different sub-plans were established for each category with the same Year 2000 objective in mind. Internal changes are expected to be completed in accordance with specified delivery dates as outlined in the plan. Looking forward, the project has and will continue to move into the testing phases of the plan which will primarily conclude at the end of third quarter 1999.

The Company has reviewed the Century Change status of vendors who perform outside processing, those whose software the Company uses for internal processing and those third parties with whom the Company does significant business. Accordingly, the Company has recognized that year 2000 non-compliance could materially adversely affect the Company and the Plan. As a result, the Company has contacted all significant related third parties in an effort to determine year 2000 compliance. This program includes sending out questionnaires to our major business partners, regarding their year 2000 readiness. Based on the responses received to date, the Company does not anticipate any material impact on its operations or financial condition. Merrill Lynch has indicated to the Plan, that as of March 5, 1999, the system that supports the Plan has been fully renovated, has completed production testing and is undergoing certification testing which is expected to be completed during June, 1999. While the Company is taking what it believes are the appropriate safeguards, there can be no assurances that the failure of third parties to be year 2000 compliant will not have a material adverse impact on the Plan. The Company expects that the implementation of the contingency plans, if necessary, will not have a material adverse effect on the Plan's ability to conduct its business.

The Company's Executive Committee, as well as the Plan, are currently reviewing issues dealing with identifying possible year 2000 worst case scenarios and the development of contingency plans to respond to the likelihood of these scenarios. Contingency plans have been discussed and developed, where deemed appropriate, for all material systems and relationships of the Plan.

THE COMMERCE GROUP, INC. 401(k) PLAN
EIN NO.:  04-2599931      Plan No:  002
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998
                                                                               Units/                                    Current
                       Investments                                      Shares             Cost                  Value

Merrill Lynch Funds:
  Commerce Group, Inc. Common
     Stock Fund................................................         2,386        $     72,765        $     84,556
  Retirement Preservation Trust........................        59,901               59,901               59,901
  Corporate Bond Fund....................................        10,616             124,232             123,885
  Capital Fund.................................................          1,303               43,220               44,767
  Basic Value Fund..........................................          3,096             112,262              117,424
  Global Allocation Fund...................................          1,895               24,421               23,873
  S & P 500 Index Fund....................................          5,405               76,032                82,701
MFS Massachusetts  Investors Growth
     Stock Fund ................................................       11,468             167,276              182,462
GAM International  Fund....................................         4,164             119,359              124,842
Lord Abbett Developing Growth Fund.................       13,290             170,744              205,467
              Total Investments ..............................     113,524         $  970,212        $ 1,049,878

THE COMMERCE GROUP, INC. 401(k) PLAN
EIN NO.:  04-2599931      Plan No:  002
Line 27d - Schedule of Reportable Transactions
For the Period from September 1, 1998 through December 31, 1998


                                                                Purchases                                    Dispositions
                                                        Number of                       Number of                             Gain
                                                      Units/Shares     Cost         Units/Shares       Proceeds     (Loss)
Individual security transactions
  in excess of 5% of plan assets:
     Retirement Preservation Trust....     80,686       $  80,686         100,179        $100,179       $      0

Series of security transactions in
  excess of 5% of plan assets:
     Commerce Group, Inc.
        Common Stock Fund..............       2,389            72,844                  3                    94             15
     Retirement Preservation  Trust...   166,778          166,778        106,877          106,877               0
     Corporate Bond Fund................     10,687          125,065                 71                 832              (1)
     Basic  Value  Fund.....................      3,117          113,010                  21                772              24
     S & P 500  Index Fund...............      5,427            76,334                 22                 326              24
MFS Massachusetts Investors
     Growth Stock  Fund...................     11,529          168,143                 61                 910             43
GAM International  Fund..................       4,184          119,932                 20                 576               3
Lord Abbett Developing
  Growth Fund................................     13,576          174,233              286               4,021           532

CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration
Statement (Form S-8 No. 333-62367) pertaining to The Commerce
Group, Inc. 401(k) Plan of our report dated May 21, 1999, with respect to the financial statements and schedules of The Commerce
Group, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the period from September 1, 1998 through December 31, 1998.








                                                            Ernst & Young LLP


Boston, Massachusetts
June 18, 1999

SIGNATURES


The Plan.  Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 18, 1999


                                  THE COMMERCE GROUP, INC. 401(k) PLAN

                                 By                     Randall V. Becker
                                                         (Randall V. Becker)
                                       Treasurer and Chief Accounting Officer